Exhibit 99.1

ASX Grants Listing Rule Waiver

Addendum to the Notice of Extraordinary General Meeting - 29 December 2023

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 11 December 2023: Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that ASX has granted the company a waiver of Listing Rule 7.3.9 regarding a resolution on a proposed Securities Purchase Plan (SPP) to be voted on at an Extraordinary General Meeting (Meeting) to be held on Friday 29 December 2023.

Alterity is pleased to advise that ASX has granted a waiver of Listing Rule 7.3.9 to permit shareholders who are eligible to participate in the proposed SPP to vote in favour of Resolution 4 which seeks approval for the SPP. The application for the waiver was referred to in the Notice of the Meeting released to ASX on 30 November 2023 which has been distributed to shareholders. Further details are set out in the Notice of the Meeting, including on page 6 in respect of the voting exclusion statement applicable to Resolution 4.

The waiver is subject to conditions that:

-	the SPP is not underwritten, or if it is underwritten the Company excludes any votes cast in favour of resolution 4 by any proposed underwriter or sub-underwriter of the SPP; and
-	the notice of meeting states that any shareholder casting votes on the resolution relating to the SPP will be excluded from participating in the SPP shortfall.

The Company advises that the SPP currently is not underwritten. The notice of the meeting provides that if the SPP is underwritten any votes on resolution 4 by any proposed underwriter or sub-underwriter of the SPP will be excluded.

The attached addendum, which is being distributed to shareholders, updates the notice of the meeting by including that any shareholder casting votes on Resolution 4 will be excluded from participating in the SPP shortfall.

Further to the Company’s announcement of 7 December 2023, the addendum also sets out the options for participating in the meeting.

All eligible shareholders are encouraged to cast their votes by lodging a proxy form or attending the meeting in person or virtually.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Alterity THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

Alterity Therapeutics Limited
Addendum to Notice of Extraordinary General Meeting

The Alterity Therapeutics Limited Extraordinary General Meeting will be held on Friday, 29 December 2023 at 10:00 am(AEDT). Further to the Notice of Meeting issued on 30 November 2023, ASX has granted a waiver of Listing Rule 7.3.9 to permit shareholders who are eligible to participate in the proposed securities purchase plan (SPP) to vote in favour of Resolution 4, which seeks approval for the SPP. Further details are set out in the Notice of the Meeting, including on page 6 in respect of the voting exclusion statement applicable to Resolution 4, and Alterity's announcement to ASX on 11 December 2023. To satisfy the conditions of the waiver, the Notice of Meeting is updated by this addendum to state that any shareholder casting votes on Resolution 4 will be excluded from participating in the SPP shortfall.

Alterity Therapeutics Limited will provide virtual access for shareholders and proxy holders to participate including to listen, ask questions and vote at the meeting. You are encouraged to participate in the meeting using the following options:

MAKE YOUR VOTE COUNT

To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information:

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

For your proxy appointment to be effective it must be received by 10:00 am (AEDT) Wednesday, 27 December 2023.

ATTENDING THE MEETING VIRTUALLY

To watch the webcast, ask questions and vote on the day of the meeting, please visit:
https://meetnow.global/MHAMSP4
For instructions refer to the online user guide www.computershare.com.au/virtualmeetingguide

ATTENDING THE MEETING IN PERSON

The meeting will be held at:
Level 3, 62 Lygon Street, Carlton, VIC 3053

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

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